Filed Pursuant to Rule 424(b)(3)
Registration No. 333-177963

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 11 DATED SEPTEMBER 10, 2013
TO THE PROSPECTUS DATED MARCH 28, 2013

This supplement No. 11 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 11 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose the recent agreement to sell 13 of the 15 buildings within the Dignity Health Office Portfolio.

Dignity Health Office Portfolio Sale
On August 30, 2013, we entered into an agreement with NexCore Development LLC to sell 13 of the 15 buildings within the Dignity Health Office Portfolio for approximately $114 million, subject to normal prorations and adjustments. The transaction will result in a gain on sale of approximately $14 million as compared to our historical cost financial reporting. Given our daily valuation methodology, it is not expected to have a material impact on Net Asset Value. The transaction is targeted to close during the fourth quarter of 2013, subject to normal due diligence and the approval of Dignity Health as lessor on the ground leases.